                                                    Pursuant to Rule 424(b)(5)
                                                           File No. 333-30949

            Prospectus Supplement to Prospectus dated July 17, 1997.

                                 $1,000,000,000

                          THE PROCTER & GAMBLE COMPANY

                      6.875% Notes due September 15, 2009

                               ----------------

    Procter & Gamble will pay interest on the notes on March 15 and September 15 of each year. The first such payment will be made on March 15, 2000. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

    We have filed an application to list the notes on the Luxembourg Stock Exchange.

                               ----------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                                                          PER NOTE    TOTAL
                                                          -------- ------------
Initial public offering price............................ 99.466%  $994,660,000
Underwriting discount....................................  0.450%  $  4,500,000
Proceeds, before expenses, to Procter & Gamble........... 99.016%  $990,160,000

    The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from September 16, 1999 and must be paid by the purchaser if the notes are delivered after September 16, 1999.

                               ----------------

    The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company, Euroclear and Cedelbank against payment in New York, New York on September 16, 1999.

                               Joint Bookrunners:

GOLDMAN, SACHS & CO.                                           J.P. MORGAN & CO.

                               ----------------

SALOMON SMITH BARNEY
   ABN AMRO INCORPORATED
           BANC OF AMERICA SECURITIES LLC
                 DEUTSCHE BANC ALEX. BROWN
                       MERRILL LYNCH & CO.
                             TOKYO-MITSUBISHI INTERNATIONAL PLC
                                   UTENDAHL CAPITAL PARTNERS, L.P.
                                                THE WILLIAMS CAPITAL GROUP, L.P.

                               ----------------

                 Prospectus Supplement dated September 9, 1999.

                                  THE COMPANY

    In this prospectus supplement and the accompanying prospectus, unless we otherwise specify or the context otherwise requires, references to:

  . "Procter & Gamble," "we," "us," and "our" are to The Procter & Gamble
    Company and its subsidiaries;

  . "fiscal" followed by a specific year are to our fiscal year ended or ending June 30 of that year; and

  . "dollars," "$" and "U.S.$" are to United States dollars.

    The Procter & Gamble Company was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, we manufacture and market a broad range of consumer products in many countries throughout the world.

    Prior to July 1, 1999, we were managed in four operating segments: North America, which was comprised of the United States and Canada; Europe, Middle East and Africa; Asia; and Latin America. In addition, our operations fell within five product groups, aligned as follows: Laundry and Cleaning, Paper, Beauty Care, Food and Beverage, and Health Care.

  . Laundry and Cleaning includes laundry, dishcare, hard surface cleaners and fabric conditioners. Representative brands include Ariel, Tide, Cascade, Dawn, Fairy and Downy.

  . Paper includes tissue/towel, feminine protection, diapers and wipes.
    Representative brands include Bounty, Charmin, Always, Whisper, Pampers and Pampers Wipes.

  . Beauty Care includes hair care, deodorants, personal cleaning, skin care and cosmetics and fragrances. Representative brands include Pantene, Vidal Sassoon, Secret, Safeguard, Oil of Olay, Cover Girl and Old Spice.

  . Food and Beverage includes coffee, peanut butter, juice, snacks, shortening and oil, and commercial services. Representative brands include Folgers, Jif, Sunny Delight, Pringles, Olean and Crisco.

  . Health Care includes oral care, gastrointestinal, respiratory care and pharmaceuticals. Representative brands include Crest, Scope, Metamucil, Vicks, Asacol, Didronel and Macrobid.

    The Laundry and Cleaning group and the Paper group each constituted 30% of our consolidated fiscal 1999 sales.

    We have begun a major reorganization of our operations, moving from a geographical structure to product-based Global Business Units ("GBUs") that will streamline management decision-making, strategic planning and manufacturing. We call this change "Organization 2005." Consistent with this change, we will restate our prior segment reporting starting with the first quarter of fiscal 2000 (July 1, 1999 through September 30, 1999) to reflect the following product-based segments: Fabric and Home Care, Paper, Beauty Care, Food and Beverage and Health Care.

    We will complement the GBU structure with eight Market Development Organizations intended to maximize the business potential for the entire product portfolio in each local market. Our new organization structure was effective July 1, 1999, although certain strategic planning activities were effective January 1, 1999. Organization 2005 will also streamline and standardize our global essential business services, such as accounting, employee benefits management, order management and information technology services, to a common Global Business Services organization.

    Organization 2005, which we began implementing in April 1999, will cost $1.9 billion after-tax over the six year period and will affect 15,000 positions worldwide.

    In the United States, we owned and operated manufacturing facilities at 37 locations in 21 states as of June 30, 1999. In addition, we owned and operated 93 manufacturing facilities in 44 other countries as of that date. Laundry and Cleaning products were produced at 45 of these locations; Paper products at 49; Health Care products at 21; Beauty Care products at 38; and Food and Beverage products at 15.

    Our principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and our telephone number is (513) 983-1100.

                              RECENT DEVELOPMENTS

    We acquired The Iams Company on August 31, 1999 for approximately $2.3 billion in cash (including the assumption of debt). Iams is a global leader in premium pet nutrition. The Eukanuba and Iams brands of dog and cat food are sold in 77 countries.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

    The following summary consolidated financial information for the year ended June 30, 1999 has been derived from our consolidated financial statements contained in our Annual Report to Shareholders for the fiscal year ended June 30, 1999. The summary consolidated financial information for the years ended June 30, 1998, 1997 and 1996 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1998. The summary consolidated financial information for the year ended June 30, 1995 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1995.

                                              YEARS ENDED JUNE 30,
                                  --------------------------------------------
                                    1995     1996     1997     1998     1999
                                  -------- -------- -------- -------- --------
                                      (IN MILLIONS, EXCEPT PER SHARE DATA)
OPERATING RESULTS:
Net sales........................ $ 33,482 $ 35,284 $ 35,764 $ 37,154 $ 38,125
Cost of products sold............   19,561   20,938   20,510   21,064   21,206
Earnings before income taxes.....    4,000    4,669    5,249    5,708    5,838
Income taxes.....................    1,355    1,623    1,834    1,928    2,075
Net earnings.....................    2,645    3,046    3,415    3,780    3,763
Basic net earnings per common
 share........................... $   1.85 $   2.14 $   2.43 $   2.74 $   2.75
Diluted net earnings per common
 share........................... $   1.74 $   2.01 $   2.28 $   2.56 $   2.59
Basic average shares outstanding
 (in millions)(1)................  1,372.0  1,372.6  1,360.3  1,343.4  1,328.1
Ratio of earnings to fixed
 charges(2)......................      7.7      9.0     10.9      9.9      8.8
FINANCIAL POSITION (AT PERIOD
 END):
Working capital.................. $  2,194 $  2,982 $  2,988 $  1,327 $    597
Total assets.....................   28,125   27,730   27,544   30,966   32,113
Long-term debt...................    5,161    4,670    4,143    5,765    6,231
Shareholders' equity.............   10,589   11,722   12,046   12,236   12,058

--------
(1)Restated for two-for-one stock split effective August 22, 1997.
(2) Earnings used to compute this ratio are earnings before income taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representative of the interest factor).

                             Results of Operations

FISCAL YEAR ENDED JUNE 30, 1999 COMPARED TO THE FISCAL YEAR ENDED JUNE 30, 1998

    We achieved strong core earnings performance for the year ended June 30, 1999. Basic net earnings were $3.76 billion or $2.75 per share compared to $3.78 billion or $2.74 per share in fiscal 1998. Results include charges of $385 million after tax for fiscal 1999 costs of the Organization 2005 initiative approved in June 1999. Organization 2005 is our multiyear program designed to accelerate sales and earnings growth over the coming years.

    Core net earnings were $4.15 billion for fiscal 1999, up 10% from fiscal 1998. Core net earnings exclude the Organization 2005 costs. Core basic net earnings per share were $3.04 in fiscal 1999, an increase of 11% from fiscal 1998. Fiscal 1999 profit results were driven by higher value initiatives, effective cost containment and improved pricing.

    Worldwide net sales for fiscal 1999 were $38.13 billion, an increase of 3% on flat unit volume. The increase in sales was attributable to improved pricing in all regions and favorable volume and product mix in North America, partially offset by exchange impacts. Unfavorable exchange rates, primarily in Asia and Latin America, depressed sales by 1% in fiscal 1999.

    Worldwide gross margin was 44.4% in fiscal 1999, compared to 43.3% in fiscal 1998. Gross margin includes $443 million in before-tax charges related to the Organization 2005 program. These charges consisted primarily of accelerated depreciation and asset write-downs. Excluding these charges, gross margin increased to 45.5%, reflecting effective cost containment, primarily in North America.

    Worldwide marketing, research and administrative expenses were $10.67 billion in fiscal 1999, versus $10.04 billion in fiscal 1998, or 28.0% and 27.0% of sales for fiscal 1999 and fiscal 1998, respectively. The 6% increase in total spending was primarily due to increased research spending, primarily in the paper and health care businesses, and increased spending for new initiatives. Organization 2005 costs increased marketing, research and administrative expenses by $38 million, related primarily to employee separation expenses.

    Operating income grew 3%. Excluding the charges for Organization 2005, operating income grew 11%. These trends reflect sales growth and cost control efforts.

    Interest expense increased 19% to $650 million on increased debt in fiscal 1999, primarily due to share repurchases. Other income, net, which consists primarily of interest and investment income, contributed $235 million in fiscal 1999 compared to $201 million in fiscal 1998.

    Our effective tax rate for fiscal 1999 was 35.5%, compared to 33.8% in fiscal 1998. The increase reflects a reduction in benefits for research and development tax credits in North America, which were included in fiscal 1998 results, as well as the impact of various country tax rates on our Organization 2005 program costs. Excluding Organization 2005 program costs and related tax effects, the tax rate was 34.4%.

    Net earnings margin was 9.9% in fiscal 1999 versus 10.2% in fiscal 1998. Excluding Organization 2005 charges, core net earnings margin was 10.9%, the highest in 58 years.

    Over the last several years, we maintained an ongoing program of simplification and standardization, which included projects to consolidate selected manufacturing facilities, re-engineer manufacturing and distribution processes, redesign organizations, simplify product line-ups and divest non-strategic brands and assets. This program did not have a significant impact on fiscal 1999 or fiscal 1998 net earnings. Beginning with the fourth quarter of fiscal 1999, this program was superseded by Organization 2005.

FISCAL YEAR ENDED JUNE 30, 1998 COMPARED TO THE FISCAL YEAR ENDED JUNE 30, 1997

    We achieved record sales, unit volume and net earnings for the year ended June 30, 1998. Basic net earnings per common share increased 13% to $2.74. Worldwide net earnings for fiscal 1998 were $3.78 billion, an 11% increase over fiscal 1997 earnings of $3.42 billion.

    Worldwide net sales for fiscal 1998 were $37.15 billion, an increase of 4% on worldwide unit volume growth of 6%. The difference between the sales and volume growth rates was primarily due to weaker currencies in Europe and Asia. Excluding these impacts, sales increased 8%.

    Worldwide gross margin for fiscal 1998 was 43.3% compared to 42.7% in fiscal 1997. The fiscal 1998 improvement reflected cost savings, primarily from our ongoing simplification and standardization program, as ongoing cost savings generated by the program exceeded the net cost to fund fiscal 1998 projects.

    Worldwide marketing, research and administrative expenses were $10.04 billion in fiscal 1998 compared to $9.77 billion in fiscal 1997. This equates to 27.0% of sales in fiscal 1998, compared with 27.3% in fiscal 1997. The 3% increase in total spending was primarily due to increased marketing support behind new brands, such as Tampax and Fat Free Pringles, and the expansion of existing brands into new markets.

    Operating income grew 10% in fiscal 1998, primarily reflecting sales growth and cost-control efforts. Our net earnings margin increased from 9.5% to 10.2%, the highest level in 57 years.

    Interest expense increased 20% to $548 million on increased debt in fiscal 1998, due mainly to acquisitions. Other income, net, which consists primarily of interest and investment income, contributed $201 million in fiscal 1998. In fiscal 1997, other income, net, was $218 million.

    Our effective tax rate for fiscal 1998 was 33.8% compared to 34.9% in fiscal 1997. The decline reflected the benefits of lower tax rates in Europe, increased research and development tax credits in North America, and continued emphasis on effective tax planning.

    In 1997, we completed our $2.4 billion restructuring program started in 1993, with annual cost savings in excess of $600 million after tax. We have undertaken a program of simplification and standardization, which includes projects to consolidate selected manufacturing facilities, re-engineer manufacturing and distribution processes, redesign organizations, simplify product line-ups and divest non-strategic brands and assets. This program did not have a significant impact on fiscal 1998 net earnings, as the aggregate pre-tax cost of projects was offset by gains on sales of non-strategic brands and other assets. The net cost of these activities in fiscal 1997 was offset by increased licensing activity in the Health Care sector.

                                 CAPITALIZATION

    The following table sets forth our audited consolidated capitalization at June 30, 1999.

                                                               JUNE 30, 1999
                                                             ------------------
                                                              (IN MILLIONS OF
                                                             DOLLARS EXCEPT PER
                                                               SHARE AMOUNTS)
DEBT:
Commercial paper and other borrowing due within one
 year(1)....................................................      $ 3,150
Long-Term Borrowings:
  Due from one to two years.................................          835
  Due after two and through five years......................        2,746
  Due after five years......................................        2,650
                                                                  -------
    Total debt..............................................      $ 9,381
                                                                  =======
SHAREHOLDERS' EQUITY:
Convertible Class A preferred stock, stated value $1 per
 share; 600,000,000 shares authorized, 95,827,000
 outstanding................................................      $ 1,781
Non-Voting Class B preferred stock, stated value $1 per
 share; 200,000,000 shares authorized, none outstanding.....          --
Common Stock, stated value $1 per share; 5,000,000,000
 shares authorized, 1,319,800,000 outstanding...............        1,320
Additional Paid-In Capital..................................        1,337
Reserve for Employee Stock Ownership Plan debt retirement...       (1,552)
Accumulated other comprehensive income......................       (1,606)
Retained earnings...........................................       10,778
                                                                  -------
    Total Shareholders' Equity..............................       12,058
                                                                  -------
Total capitalization........................................      $21,439
                                                                  =======

--------
(1) Includes $467 equivalent to the current portion of long-term debt due within one year. We maintain credit facilities in support of our short-term commercial paper borrowings. At June 30, 1999, the availability under our short-term bank lines amounted to $2.0 billion (none of which had been utilized at July 29, 1999).

                                   MANAGEMENT

DIRECTORS

 NAME                                       PRINCIPAL OCCUPATION
 ----                                       --------------------
 Edwin L. Artzt.............. Retired Chairman of the Board and Chief
                              Executive. Chairman of the Board of Spalding
                              Sports Worldwide, Inc.; Director of American
                              Express Company, Delta Air Lines, Inc., Evenflow
                              Company, Inc. and GTE Corporation; Director of
                              Procter & Gamble from 1972 to 1975 and since
                              1980; Chairman of the Executive Committee and
                              member of the Finance and Public Policy
                              Committees; age 69. Mr. Artzt will retire from
                              the Board effective September 14, 1999.

 Norman R. Augustine......... Chairman of the Executive Committee, Lockheed
                              Martin Corporation (aerospace, electronics,
                              telecommunications, information management and
                              energy systems). Director of Lockheed Martin
                              Corporation, The Black and Decker Corporation
                              and Phillips Petroleum Company; Director of
                              Procter & Gamble since 1989; Chairman of the
                              Compensation Committee and member of the
                              Executive and Finance Committees; age 64.

 Donald R. Beall............. Retired Chairman and Chief Executive Officer,
                              Rockwell International Corporation (industrial,
                              automation, avionics and communications and
                              electronic commerce) and Chairman of the
                              Executive Committee. Director of Rockwell
                              International Corporation, Conexant Systems,
                              Inc., Meritor Automotive, Inc. and Times-Mirror
                              Company; Director of Procter & Gamble since
                              1992; Chairman of the Audit Committee and member
                              of the Executive and Public Policy Committees;
                              age 60.

 Gordon F. Brunner........... Chief Technology Officer. Director of Procter &
                              Gamble since 1991; age 60.

 Richard B. Cheney........... Chief Executive Officer, Halliburton Company
                              (energy services, engineering and construction).
                              Director of Halliburton Company, Electronic Data
                              Systems Corporation, and Union Pacific
                              Corporation; Director of Procter & Gamble since
                              1993; member of the Audit, Compensation and
                              Public Policy Committees; age 58.

 Richard J. Ferris........... Retired Co-Chairman, Doubletree Corporation.
                              Director of BP Amoco Corporation and Candlewood
                              Hotel Company, Inc.; Director of Procter &
                              Gamble since 1979; Chairman of the Finance
                              Committee and member of the Executive and Public
                              Policy Committees; age 62.

 Joseph T. Gorman............ Chairman and Chief Executive Officer, TRW Inc.
                              (electronic, automotive, industrial and
                              aerospace equipment). Director of TRW Inc. and
                              Aluminum Company of America; Director of Procter
                              & Gamble since 1993; member of the Compensation,
                              Executive and Finance Committees; age 61.

 Durk I. Jager............... Chairman of the Board, President and Chief
                              Executive. Director of Eastman Kodak Company;
                              Director of Procter & Gamble since 1989; member
                              of the Executive Committee; age 56. As
                              previously announced, Mr. Jager succeeded Mr.
                              Pepper as Chairman of the Board effective
                              September 1, 1999.


 NAME                                       PRINCIPAL OCCUPATION
 ----                                       --------------------
 Charles R. Lee.............. Chairman and Chief Executive Officer, GTE
                              Corporation (telecommunications services).
                              Director of GTE Corporation, United Technologies
                              Corporation and USX Corporation; Director of
                              Procter & Gamble since 1994; member of the
                              Audit, Board Organization and Nominating, and
                              Compensation Committees; age 59.

 Lynn M. Martin.............. Professor, J.L. Kellogg Graduate School of
                              Management, Northwestern University. Director of
                              Ameritech Corporation, Ryder System, Inc., TRW
                              Inc., Dreyfus Funds and Harcourt General Inc.;
                              Director of Procter & Gamble since 1994; member
                              of the Finance, Board Organization and
                              Nominating and Public Policy Committees; age 59.

 John E. Pepper.............. Director of Motorola, Inc. and Xerox
                              Corporation. Director of Procter & Gamble since
                              1984; member of the Executive Committee; age 61.
                              As previously announced, Mr. Pepper was
                              succeeded as Chairman of the Board by Mr. Jager
                              on September 1, 1999. Effective September 14,
                              1999, following Mr. Artzt's retirement from the
                              Board, Mr. Pepper will become Chairman of the
                              Executive Committee.

 John C. Sawhill, Ph.D. ..... President and Chief Executive Officer, The
                              Nature Conservancy (an international
                              conservation organization). Director of Pacific
                              Gas & Electric Company, NACCO Industries,
                              Newfield Exploration Company and Vanguard Group
                              of Mutual Funds; Director of Procter & Gamble
                              since 1996; member of the Audit, Board
                              Organization and Nominating and Public Policy
                              Committees; age 63.

 John F. Smith, Jr. ......... Chairman and Chief Executive Officer, General
                              Motors Corporation (automobile and related
                              businesses). Director of General Motors
                              Corporation; Director of Procter & Gamble since
                              1995; member of the Audit, Board Organization
                              and Nominating and Public Policy Committees; age
                              61.

 Ralph Snyderman, M.D. ...... Chancellor for Health Affairs, Executive Dean,
                              School of Medicine at Duke University, and
                              President/CEO of Duke University Health System.
                              Director of Ariad, Inc.; Director of Procter &
                              Gamble since 1995; member of the Audit, Board
                              Organization and Nominating and Public Policy
                              Committees; age 59.

 Robert D. Storey............ Partner in the law firm of Thompson, Hine &
                              Flory, L.L.P., Cleveland, Ohio. Director of GTE
                              Corporation and The May Department Stores
                              Company; Director of Procter & Gamble since
                              1988; Chairman of the Public Policy Committee
                              and member of the Audit and Board Organization
                              and Nominating Committees; age 63.

 Marina v.N. Whitman,         Professor of Business Administration and Public
  Ph.D. ..................... Policy, University of Michigan. Director of
                              Aluminum Company of America, Browning-Ferris
                              Industries, Inc., Chase Manhattan Corporation
                              and its subsidiary Chase Manhattan Bank, and
                              Unocal Corporation; Director of Procter & Gamble
                              since 1976; Chairman of the Board Organization
                              and Nominating Committee, and member of the
                              Compensation and Finance Committees; age 64.


 EXECUTIVE OFFICERS

 NAME                                           OFFICE HELD
 ----                                           -----------

 Durk I. Jager............... Chairman of the Board, President and Chief
                              Executive. Director since December 12, 1989.

 Wolfgang C. Berndt.......... President-Global Fabric & Home Care and Europe

 Alan Lafley................. President-Global Beauty Care and North America

 Jorge P. Montoya............ President-Global Food & Beverage and Latin
                              America

 Richard L. Antoine.......... Global Human Resources & Product Supply Officer

 Gordon F. Brunner........... Chief Technology Officer. Director since March
                              1, 1991.

 Bruce L. Byrnes............. President-Global Health Care and Corporate New
                              Ventures

 R. Kerry Clark.............. President-Global Feminine Protection and Asia

 Clayton C. Daley, Jr. ...... Chief Financial Officer

 Stephen N. David............ Global Customer Business Development Officer

 James J. Johnson............ Chief Legal Officer

 Mark D. Ketchum............. President-Global Baby Care

 Gary T. Martin.............. President-Global Tissues & Towel

 David R. Walker............. Vice President and Comptroller

    All of the above Executive Officers, except James J. Johnson, John E. Pepper and David R. Walker, are members of the Global Leadership Council of The Procter & Gamble Company and have been employed by Procter & Gamble for over five years.

                            DESCRIPTION OF THE NOTES

    The following description of the particular terms of the notes (referred to in the accompanying prospectus as the "Offered Debt Securities") supplements the more general description of the debt securities contained in the accompanying prospectus. If there are any inconsistencies between the information in this section and the information in the prospectus, the information in this section controls.

    Investors should read this section together with the section entitled "Description of Debt Securities" in the accompanying prospectus. Any capitalized terms that are defined in the prospectus have the same meanings in this section unless a different definition appears in this section. Procter & Gamble qualifies the description of the notes by reference to the indenture.

                                    GENERAL

    The notes:

  . will be limited in aggregate principal amount to $1,000,000,000,

  . will be senior debt of Procter & Gamble, ranking equally with all other present and future unsecured and unsubordinated indebtedness of Procter & Gamble,

  . will be issued as a separate series under the indenture between Procter
    & Gamble and Bank One Trust Company, NA (formerly known as The First National Bank of Chicago), dated as of September 28, 1992, in registered, book-entry form only,

  . will be issued in U.S. dollars in denominations of $1,000 and integral multiples of $1,000,

  . will mature on September 15, 2009,

  . will be repaid at par at maturity,

  . will not be redeemable by Procter & Gamble prior to maturity,

  . will be subject to defeasance and covenant defeasance, and

  . will not be subject to any sinking fund.

    The indenture and the notes do not limit the amount of indebtedness which may be incurred or the amount of securities which may be issued by Procter & Gamble or its subsidiaries, and contain no financial or similar restrictions on Procter & Gamble or its subsidiaries, except as described in the prospectus under the caption "Description of Debt Securities--Restrictive Covenants."

                                    INTEREST

    The notes will bear interest at the rate of 6.875% per year. Interest will accrue from September 16, 1999 or from the most recent interest payment date to which interest has been paid or provided for. Procter & Gamble will make interest payments semiannually on March 15 and September 15 of each year, with the first interest payment being made on March 15, 2000. Procter & Gamble will make interest payments to the person in whose name the notes are registered at the close of business on the March 1 and September 1 before the next interest payment date.

    If the interest payment date is not a Business Day at the relevant place of payment, payment of interest will be made on the next day that is a Business Day at such place of payment. "Business Day" means any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law to close in The City of New York and, for any place of payment outside of The City of New York, in such place of payment.

    Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

                               BOOK-ENTRY SYSTEM

    Procter & Gamble has obtained the information in this section concerning DTC, Cedelbank and Euroclear and their book-entry systems and procedures from sources that Procter & Gamble believes to be reliable, but Procter & Gamble takes no responsibility for the accuracy of this information.

    The notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, The Depository Trust Company or any successor thereto and registered in the name of Cede & Co. (DTC's partnership nominee).

    You may hold your interests in the global notes in the United States through DTC, or in Europe through Cedelbank or Euroclear, either as a participant in such systems or indirectly through organizations which are participants in such systems. Cedelbank and Euroclear will hold interests in the global notes on behalf of their respective participating organizations or customers through customers' securities accounts in Cedelbank's and Euroclear's names on the books of their respective depositaries, which in turn will hold those positions in customers' securities accounts in the depositaries' names on the books of DTC.

    So long as DTC or its nominee is the registered owner of the global securities representing the notes, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by Procter & Gamble or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

    Unless and until Procter & Gamble issues the notes in fully certificated form under the limited circumstances described below under "Book-Entry System-- Certificated Notes":

  . you will not be entitled to receive a certificate representing your interest in the notes;

  . all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

  . all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the notes, for distribution to you in accordance with DTC procedures.

THE DEPOSITORY TRUST COMPANY

    DTC will act as securities depositary for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. DTC is:

  . a limited-purpose trust company organized under the New York Banking
    Law;

  . a "banking organization" under the New York Banking Law;

  . a member of the Federal Reserve System;

  . a "clearing corporation" under the New York Uniform Commercial Code; and

  . a "clearing agency" registered under the provision of Section 17A of the Securities Exchange Act of 1934.

    DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates.

    Direct participants of DTC include securities brokers and dealers (including underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange,

Inc., and the National Association of Securities Dealers, Inc. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

    If you are not a direct participant or an indirect participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, notes, you must do so through a direct participant or an indirect participant. DTC agrees with and represents to DTC participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The Securities and Exchange Commission has on file a set of the rules applicable to DTC and its direct participants.

    Purchases of notes under DTC's system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except as provided below in "Book-Entry System--Certificated Notes."

    To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

YEAR 2000 COMPLIANCE

    DTC has advised that DTC management is aware that some computer applications, systems and the like for processing data that are dependent on calendar dates, including dates before, on and after January 1, 2000, may encounter "Year 2000" computer problems. DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its computer systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

    DTC's ability to perform properly its services is also dependent on third parties, including but not limited to issuers and their agents, as well as third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunications and electrical utility service providers, among others. DTC has informed the financial community that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to (1) impress upon them the importance of such services being Year 2000 compliant and (2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

    The foregoing information with respect to DTC's Year 2000 preparations has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

CEDELBANK

    Cedelbank was incorporated as a limited company under Luxembourg law. Cedel International, societe anonyme, owns Cedelbank. Cedel International's shareholders are banks, securities dealers and financial institutions.

    Cedelbank holds securities for its customers and facilitates the clearance and settlement of securities transactions between Cedelbank customers through electronic book-entry changes in accounts of Cedelbank customers, thus eliminating the need for physical movement of certificates. Cedelbank provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedelbank interfaces with domestic markets in a number of countries. Cedelbank has established an electronic bridge with Morgan Guaranty Trust Company of New York, the operator of the Euroclear System, to facilitate settlement of trades between Cedelbank and Euroclear.

    As a registered bank in Luxembourg, Cedelbank is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Cedelbank customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Cedelbank customers are limited to securities brokers and dealers. Cedelbank customers may include the underwriters. Other institutions that maintain a custodial relationship with a Cedelbank customer may obtain indirect access to Cedelbank. Cedelbank is an indirect participant in DTC.

THE EUROCLEAR SYSTEM

    The Euroclear System was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars. The Euroclear System includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below.

    The Euroclear System is operated by Morgan Guaranty Trust Company of New York through its Brussels, Belgium office (the "Euroclear Operator"), under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation (the "Cooperative"). The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for the Euroclear System on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in DTC.

    The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. The Board of Governors of the Federal Reserve System, the New York State Banking Department and the Belgian Banking Commission regulate and examine the Euroclear Operator.

    The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

  . transfers of securities and cash within the Euroclear System;

  . withdrawal of securities and cash from the Euroclear System; and

  . receipts of payments with respect to securities in the Euroclear System.

    All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

BOOK-ENTRY FORMAT

    Under the book-entry format, the trustee will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants (including Cedelbank or Euroclear) or to you as the beneficial owner. You may experience some delay in receiving your payments under this system.

    DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interests on the notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the notes on your behalf. Procter & Gamble and the trustee under the indenture have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised Procter & Gamble that it will only take action regarding a note if one or more of the direct participants to whom the note is credited direct DTC to take such action. DTC can only act on behalf of its direct participants. Your ability to pledge notes to non-direct participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your notes.

    Cedelbank or Euroclear will credit payments to the cash accounts of Cedelbank customers or Euroclear participants in accordance with the relevant system's rules and procedures, to the extent received by its depositary. These payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Cedelbank or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Cedelbank customer or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary's ability to effect those actions on its behalf through DTC.

    DTC, Cedelbank and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of DTC, Cedelbank and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

TRANSFERS WITHIN AND AMONG BOOK-ENTRY SYSTEMS

    Transfers between DTC's direct participants will occur in accordance with DTC rules. Transfers between Cedelbank customers and Euroclear participants will occur in accordance with their applicable rules and operating procedures.

    DTC will effect cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Cedelbank customers or Euroclear participants, on the other hand, in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary. However, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, instruct its depositary to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Cedelbank customers and Euroclear participants may not deliver instructions directly to the depositaries.

    Because of time-zone differences, credits of securities received in Cedelbank or Euroclear resulting from a transaction with a DTC direct participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date. Those credits or any transactions in those securities settled during that processing will be reported to the relevant Cedelbank customer or Euroclear participant on that business day. Cash received in Cedelbank or Euroclear as a result of sales of securities by or through a Cedelbank customer or a Euroclear participant to a DTC direct participant will be received with value on the DTC settlement date but will be available in the relevant Cedelbank or Euroclear cash amount only as of the business day following settlement in DTC.

    Although DTC, Cedelbank and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Cedelbank and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

SAME-DAY SETTLEMENT AND PAYMENT

    The underwriters will settle the notes in immediately available funds. Procter & Gamble will make principal and interest payments on the notes in immediately available funds or the equivalent. Secondary market trading between DTC direct participants will occur in accordance with DTC rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Cedelbank customers and Euroclear participants will occur in accordance with the applicable rules and operating procedures of Cedelbank and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity (if any) in the notes.

CERTIFICATED NOTES

    Unless and until they are exchanged, in whole or in part, for notes in definitive form in accordance with the terms of the notes, the notes may not be transferred except (1) as a whole by DTC to a nominee of DTC or (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

    Procter & Gamble will issue notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

  . Procter & Gamble advises the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly or that DTC is no longer a registered clearing agency under the Securities Exchange Act of 1934, and the trustee or Procter & Gamble is unable to locate a qualified successor within 90 days;

  . an event of default has occurred and is continuing under the indenture;
    or

  . Procter & Gamble, at its option, elects to terminate the book-entry system through DTC.

    If any of the three above events occurs, DTC is required to notify all direct participants that notes in fully certificated registered form are available through DTC. DTC will then surrender the global note representing the notes along with instructions for re-registration. The trustee will re-issue the notes in fully certificated registered form and will recognize the registered holders of the certificated notes as holders under the indenture.

    In the event individual certificates for the notes are issued, the holders of such notes will be able to receive payment on the notes and effect transfers of the notes at the offices of the Luxembourg paying agent. Procter & Gamble has appointed Credit Agricole Indosuez Luxembourg S.A. as paying agent in Luxembourg with respect to the notes in individual certificated form, and as long as the notes are listed on the Luxembourg Stock Exchange, Procter & Gamble will maintain a paying agent in Luxembourg.

                                    NOTICES

    The trustee will mail notices by first class mail, postage prepaid, to each registered holder's last known address as it appears in the security register that the trustee maintains. The trustee will only mail these notices to Cede & Co., as the registered holder of the notes, unless Procter & Gamble reissues the notes to you or your nominees in fully certificated form.

    In addition, if the notes are listed on the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange require notice by publication, the trustee will publish notices regarding the notes in a daily newspaper of general circulation in Luxembourg. Procter & Gamble expects that this newspaper will be the Luxemburger Wort. If publication in Luxembourg is not practical, the trustee will publish these notices elsewhere in Europe. Published notices will be deemed to have been given on the date they are published. If publication as described above becomes impossible, then the trustee may publish sufficient notice by alternate means that approximate the terms and conditions described in this paragraph.

                              REPLACEMENT OF NOTES

    If any mutilated note is surrendered to the trustee, Procter & Gamble will execute and the trustee will authenticate and deliver in exchange for such mutilated note a new note of the same series and principal amount. If the trustee and Procter & Gamble receive evidence to their satisfaction of the destruction, loss or theft of any note and such security or indemnity as may be required by them, then Procter & Gamble shall execute and the trustee shall authenticate and deliver, in lieu of such destroyed, lost or stolen note, a new note of the same series and principal amount. All expenses associated with issuing the new note shall be borne by the owner of the mutilated, destroyed, lost or stolen note.

                                  PRESCRIPTION

    Under New York's statute of limitations, any legal action to enforce Procter & Gamble's payment obligations evidenced by the notes must be commenced within six years after payment is due. Thereafter Procter & Gamble's payment obligations will generally become unenforceable.

                                 FURTHER ISSUES

    Procter & Gamble may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking equally with the notes in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes). Such further notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption or otherwise as the notes.

                                 GOVERNING LAW

    The indenture and the notes for all purposes shall be governed by and construed in accordance with the laws of the State of New York.

                        UNITED STATES TAX CONSIDERATIONS

    The following summary describes the material United States federal income tax consequences and, in the case of a holder that is a non-U.S. holder (as defined below), the United States federal estate tax consequences, of purchasing, owning and disposing of notes. This summary applies to you only if you are the initial holder of the notes and you acquire the notes for a price equal to the issue price of the notes. The issue price of the notes is the first price at which a substantial amount of the notes is sold other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

    This summary deals only with notes held as capital assets (generally, investment property) and does not deal with special tax situations such as:

  . dealers in securities or currencies;

  . traders in securities;

  . United States holders (as defined below) whose functional currency is not the United States dollar;

  . persons holding notes as part of a hedge, straddle, conversion or other integrated transaction;

  . certain United States expatriates;

  . financial institutions;

  . insurance companies;

  . entities that are tax-exempt for United States federal income tax purposes; and

  . persons that acquire the notes for a price other than their issue price.

    This summary does not discuss all of the aspects of United States federal income and estate taxation which may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any United States state or local income or foreign income or other tax consequences. This summary is based on United States federal income tax law, including the provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this prospectus supplement. Subsequent developments in United States federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the United States federal income tax consequences of purchasing, owning and disposing of notes as set forth in this summary. Before you purchase notes, you should consult your own tax advisor regarding the particular United States federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of the notes that may be applicable to you.

                             UNITED STATES HOLDERS

    The following summary applies to you only if you are a United States holder (as defined below).

DEFINITION OF A UNITED STATES HOLDER

    A "United States holder" is a beneficial owner of notes who or which is:

  . an individual citizen or resident of the United States;

  . a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, including any State (unless, in the case of a partnership, future Treasury regulations otherwise provide);

  . an estate, the income of which is subject to United States federal income taxation regardless of the source of that income; or

  . a trust, if, in general, a United States court is able to exercise primary supervision over the trust's administration and one or more United States persons (within the meaning of the Internal Revenue Code) has the authority to control all of the trust's substantial decisions.

PAYMENTS OF INTEREST

    Interest on your notes will be taxed as ordinary interest income. In addition:

  . if you use the cash method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time you receive the interest; and

  . if you use the accrual method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time the interest accrues.

SALE OR OTHER DISPOSITION OF NOTES

    Your tax basis in your notes generally will be their cost. You generally will recognize taxable gain or loss when you sell or otherwise dispose of your notes equal to the difference, if any, between:

  . the amount realized on the sale or other disposition (less any amount attributable to accrued interest, which will be taxable in the manner described under "United States Tax Considerations--United States Holders--Payments of Interest"); and

  . your tax basis in the notes.

    Your gain or loss generally will be capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other disposition, you have held the notes for more than one year. If you are a non-corporate United States holder, your long-term capital gain generally will be subject to a maximum tax rate of 20%. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income.

BACKUP WITHHOLDING

    In general, "backup withholding" at a rate of 31% may apply:

  . to any payments made to you of principal of and interest on your note, and

  . to payment of the proceeds of a sale or exchange of your note before maturity,

if you are a non-corporate United States holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules.

    The backup withholding tax is not an additional tax and may be credited against your United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

                                NON-U.S. HOLDERS

    The following summary applies to you if you are a beneficial owner of a note who or which is not a United States holder (as defined above) (a "non-U.S. holder"). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by virtue of being present in the United States:

  . on at least 31 days in the calendar year, and

  . for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year.

Resident aliens are subject to United States federal income tax as if they were United States citizens.

UNITED STATES FEDERAL WITHHOLDING TAX

    Under current United States federal income tax laws, and subject to the discussion below, United States federal withholding tax will not apply to payments by Procter & Gamble or any paying agent of Procter & Gamble (in its capacity as such) of principal of and interest on your notes under the "portfolio interest" exception of the Internal Revenue Code, provided that in the case of interest:

  . you do not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of the stock of Procter & Gamble entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder;

  . you are not (1) a controlled foreign corporation for United States federal income tax purposes that is related, directly or indirectly, to Procter & Gamble through sufficient stock ownership (as provided in the Internal Revenue Code), or (2) a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code;

  . such interest is not effectively connected with your conduct of a United
    States trade or business; and

  . you provide a signed written statement, under penalties of perjury, that can reliably be related to you, certifying that you are not a United States person within the meaning of the Internal Revenue Code and providing your name and address to:

   (A) Procter & Gamble or any paying agent of Procter & Gamble; or

   (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to Procter & Gamble or any paying agent of Procter & Gamble under penalties of perjury that it, or the financial institution between it and you, has received from you your signed, written statement and provides Procter & Gamble or any paying agent of Procter & Gamble with a copy of this statement.

    Recently finalized Treasury regulations generally applicable to payments made after December 31, 2000 will provide alternative methods for satisfying the certification requirement described in this section. These regulations may require a non-U.S. holder to also provide its United States taxpayer identification number. These regulations generally also will require, in the case of a note held by a foreign partnership, that:

  . the certification described above be provided by the partners; and

  . the partnership provide certain information, including a United States taxpayer identification number.

    Further, a look-through rule will apply in the case of tiered partnerships.

UNITED STATES FEDERAL INCOME TAX

    Except for the possible application of United States withholding tax (see "United States Tax Considerations--Non-U.S. Holders--United States Federal Withholding Tax" above) and backup withholding tax (see "United States Tax Considerations--Backup Withholding and Information Reporting" below), you generally will not have to pay United States federal income tax on payments of principal of and interest on your notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes (provided that, in the case of proceeds representing accrued interest, the conditions described in "United States Tax Considerations--Non-U.S. Holders-- United States Federal Withholding Tax" are met) unless:

  . in the case of gain, you are an individual who is present in the United
    States for 183 days or more during the taxable year of the sale or other disposition of your notes, and specific other conditions are met; or

  . the gain is effectively connected with your conduct of a United States trade or business, or, if an income tax treaty applies, is generally attributable to a United States "permanent establishment" maintained by you.

    If you are engaged in a trade or business in the United States and interest, gain or any other income in respect of your notes is effectively connected with the conduct of your trade or business, or if an income tax treaty applies and you maintain a United States "permanent establishment" to which the interest, gain or other income is generally attributable, you may be subject to United States income tax on the interest, gain or income (although interest is exempt from the withholding tax discussed in the preceding paragraphs provided that you provide a properly executed IRS form on or before any payment date to claim the exemption). You will have to pay this income tax on a net basis.

    In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a United States income tax treaty with your country of residence. For this purpose, you must include interest, gain or income on your notes in the earnings and profits subject to the branch tax if these amounts are effectively connected with the conduct of your United States trade or business.

UNITED STATES FEDERAL ESTATE TAX

    If you are an individual and are not a citizen or resident of the United States at the time of your death, your notes will generally not be subject to the United States federal estate tax, unless, at the time of your death:

  . you directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of stock of Procter & Gamble that is entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder; or

  . your interest on the notes is effectively connected with your conduct of a United States trade or business.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Under current Treasury regulations, backup withholding and information reporting will not apply to payments made by Procter & Gamble or any paying agent of Procter & Gamble (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in "United States Tax Considerations--Non-U.S. Holders--United States Federal Withholding Tax" above, and provided that neither Procter & Gamble nor any paying agent of Procter & Gamble has actual knowledge that you are a United States holder (as described in "United States Tax Considerations--United States Holders" above). Procter & Gamble or any paying agent of Procter & Gamble may, however, report payments of interest on the notes. Payments to you of the proceeds from your disposition of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting and, under recently finalized Treasury regulations generally applicable to payments made after December 31, 2000, backup withholding may apply to those payments if the broker is:

  . a United States person (as defined in the Internal Revenue Code);

  . a controlled foreign corporation for United States federal income tax purposes;

  . a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

  . with respect to payments made after December 31, 2000, a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business.

    Payments of the proceeds from your disposition of a note made to or through the United States office of a broker is subject to information reporting and backup withholding unless you certify as to your taxpayer identification number or otherwise establish an exemption from information reporting and backup withholding.

    You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations and the Treasury regulations that will become effective after December 31, 2000. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is furnished to the United States Internal Revenue Service.

                                  UNDERWRITING

    Procter & Gamble and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                                                                   PRINCIPAL
                                                                   AMOUNT OF
                          UNDERWRITERS                               NOTES
                          ------------                           --------------
Goldman, Sachs & Co............................................. $  395,000,000
J.P. Morgan Securities Inc......................................    395,000,000
Salomon Smith Barney Inc........................................    100,000,000
ABN AMRO Incorporated...........................................     20,000,000
Banc of America Securities LLC..................................     20,000,000
Deutsche Bank Securities Inc....................................     20,000,000
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated...........................................     20,000,000
Tokyo-Mitsubishi International plc..............................     20,000,000
Utendahl Capital Partners, L.P..................................      5,000,000
The Williams Capital Group, L.P.................................      5,000,000
                                                                 --------------
    Total....................................................... $1,000,000,000
                                                                 ==============

                               ----------------

    Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.30% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of the notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

    The notes are a new issue of securities with no established trading market. Procter & Gamble has been advised by the underwriters that the underwriters intend to make a market in the notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

    In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater aggregate principal amount of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in process.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    Procter & Gamble estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $340,000.

    Procter & Gamble has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    Procter & Gamble has applied to list these notes on the Luxembourg Stock Exchange but cannot assure you that these notes will be approved for listing.

    Goldman, Sachs & Co., J.P. Morgan Securities Inc. and certain of the other underwriters or their affiliates from time to time have performed and may in the future perform various investment and/or commercial banking services for Procter & Gamble for which they have received customary compensation.

                             VALIDITY OF THE NOTES

    The validity of the notes will be passed upon for Procter & Gamble by Susan
M. Shook, Esq., Counsel, The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and for the underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004. Ms. Shook may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson, and Fried, Frank, Harris, Shriver & Jacobson may rely as to matters of Ohio law upon the opinion of Ms. Shook. Fried, Frank, Harris, Shriver & Jacobson from time to time performs legal services for Procter & Gamble.

                             AVAILABLE INFORMATION

    We file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Information relating to the operation of the public reference facility may be obtained by calling the Commission at 1-800-SEC-0330.

    The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The address of the Commission Internet site is http://www.sec.gov. Copies of such materials can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    In addition, reports, proxy statements and other information concerning us may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the offices of the Cincinnati Stock Exchange, 400 S. LaSalle Street, 5th Floor, Chicago, Illinois 60605.

    We have filed with the Commission a registration statement on Form S-3 with respect to the securities that we are offering through this prospectus supplement and the accompanying prospectus supplement. This registration statement, together with all amendments, exhibits and documents incorporated by reference, is referred to as the "registration statement." This prospectus supplement does not contain all of the information included in the registration statement. Certain parts of the registration statement are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the registration statement.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

    The Commission allows us to "incorporate by reference" the information in documents that we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information in documents that we file after the date of this prospectus supplement and before the termination of the offering will automatically update information in this prospectus supplement and the accompanying prospectus.

    We incorporate by reference into this prospectus supplement:

  . our Annual Report on Form 10-K for the year ended June 30, 1998,

  . our Quarterly Report on Form 10-Q for the period ended September 30,
    1998,

  . our Quarterly Report on Form 10-Q for the period ended December 31,
    1998,

  . our Quarterly Report on Form 10-Q for the period ended March 31, 1999,

  . our Current Report on Form 8-K dated August 11, 1999, and

  . any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities offered by this prospectus supplement and the accompanying prospectus.

                        LISTING AND GENERAL INFORMATION

    1. Application has been made to list the notes on the Luxembourg Stock Exchange. Prior to the listing, a legal notice relating to the issue of the notes and the Amended Articles of Incorporation and Regulations of Procter & Gamble will be deposited with the Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where such documents may be examined or copies obtained.

    2. Copies of Procter & Gamble's Amended Articles of Incorporation, Regulations and Bylaws, the indenture and each of the documents listed under "Incorporation of Documents by Reference," as well as all present and future published annual and quarterly consolidated financial statements of Procter & Gamble will be available at the office of Credit Agricole Indosuez Luxembourg S.A. during the term of the notes. Credit Agricole Indosuez Luxembourg S.A., as listing agent, will act as intermediary between the Luxembourg Stock Exchange and Procter & Gamble. Procter & Gamble does not make publicly available non-consolidated financial statements.

    3. The creation and issuance of the notes was authorized on behalf of Procter & Gamble by resolutions adopted by the Board of Directors of Procter & Gamble on September 12, 1995, July 14, 1998, September 29, 1998 and July 22, 1999.

    4. There has been no material adverse change in the consolidated financial position of Procter & Gamble and its consolidated subsidiaries taken as a whole since June 30, 1999, except as disclosed or contemplated in this prospectus supplement or in the documents incorporated by reference.

    5. Neither Procter & Gamble nor any of its subsidiaries is a party to any litigation that, in the judgment of Procter & Gamble, is material in the context of the issue of the notes, except as disclosed or contemplated in this prospectus supplement and the accompanying prospectus or in the documents incorporated by reference.

    6. The notes have been assigned CUSIP No. 742718 BM 0, Euroclear and Cedelbank Common Code No. 10202051 and ISIN No. US742718 BM 03.

    7. The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus.

    8. Procter & Gamble has represented and warranted to the underwriters that this prospectus supplement and the accompanying prospectus do not contain any untrue statement of a material fact or omit any material fact necessary to make the statements in this prospectus supplement and the accompanying prospectus not misleading in light of the circumstances under which these statements were made. Procter & Gamble has taken all reasonable care to ascertain the facts and to verify the accuracy of these statements. Procter & Gamble accepts responsibility accordingly.

                          THE PROCTER & GAMBLE COMPANY

                          DEBT SECURITIES AND WARRANTS

                               ----------------

    The Company may from time to time offer Debt Securities consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series and Warrants to purchase Debt Securities or to buy and sell government debt securities, foreign currencies, currency units or units of a currency index or currency basket, units of a stock index or stock basket or a commodity or a commodity index from which the Company will receive proceeds of up to an aggregate of $2,000,000,000 (or the equivalent in foreign currency or currency units). The Debt Securities and Warrants may be offered independently or together for sale directly to purchasers or through dealers, underwriters or agents to be designated. The Debt Securities and Warrants will be offered to the public on terms determined by market conditions. The Debt Securities and Warrants may be sold for U.S. dollars, foreign currency or currency units and the principal of and any premium and interest on the Debt Securities may likewise be payable in U.S. dollars or, at the option of the Company if so specified in the applicable Prospectus Supplement, in any other foreign currency or currency units, including composite currencies such as the European Currency Unit.

    The specific designation, aggregate principal amount, purchase price, maturity, rate (or manner of calculation thereof) and time of payment of interest, if any, any listing on a securities exchange and other specific terms not set forth herein of the Debt Securities in respect of which this Prospectus is being delivered, the duration, purchase price, exercise price, detachability and any other specific terms not set forth herein of any Warrants in respect of which this Prospectus is being delivered, and the names of any underwriters, dealers or agents, and the other terms and manner of the sale and distribution of such Debt Securities and Warrants, are set forth in the accompanying Prospectus Supplement ("Prospectus Supplement"). See "Description of Debt Securities", "Description of Warrants" and "Plan of Distribution".

    As used from time to time herein, the term "Securities" means the Debt Securities and the Warrants.

                               ----------------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------


                 The date of this Prospectus is July 17, 1997.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048; and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the offices of the Cincinnati Stock Exchange, 400 S. LaSalle Street, 5th Floor, Chicago, Illinois 60605.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission (File No. 1-434) pursuant to the Exchange Act are incorporated herein by reference:

      1. The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996 (which incorporates by reference portions of the Company's definitive Proxy Statement dated August 30, 1996 for the Company's Annual Meeting of Stockholders held on October 8, 1996 and portions of its 1996 Annual Report to Stockholders for the year ended June 30, 1996).

      2. The Company's Quarterly Reports on Form 10-Q for the periods ended September 30, 1996, December 31, 1996 and March 31, 1997.

      3. All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Linda D. Rohrer, Assistant Secretary, The Procter & Gamble Company, at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, telephone: (513) 983-8697.

                                  THE COMPANY

    The Procter & Gamble Company (the "Company") was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, the Company manufactures and markets a broad range of consumer products in many countries throughout the world. Unless the context otherwise requires, all references to the Company are to The Procter & Gamble Company and its consolidated subsidiaries.

    The Company's operations fall within five business segments: Laundry and Cleaning, Paper, Beauty Care, Food and Beverage, and Health Care:

  . The Laundry and Cleaning segment includes laundry, dishcare, hard surface cleaners and fabric conditioners. Representative brands include Ariel, Tide, Cascade, Dawn, Mr. Proper, Downy.

  . The Paper segment includes tissue/towel, feminine protection and diapers. Representative brands include Bounty, Charmin, Always, Whisper, Pampers.

  . The Beauty Care segment includes hair care, deodorants, personal cleansing, skin care and cosmetics and fragrances. Representative brands include Pantene, Vidal Sassoon, Secret, Safeguard, Olay, Cover Girl.

  . The Food and Beverage segment includes, coffee, peanut butter, juice, snacks, shortening and oil, baking mixes and commercial services. Representative brands include Folgers, Jif, Sunny Delight, Pringles, Crisco, Duncan Hines.

  . The Health Care segment includes oral care, gastro-intestinal, respiratory care and pharmaceuticals. Representative brands include Crest, Scope, Metamucil, Vicks.

    The Laundry category and Diaper category constituted 21% and 13% of consolidated 1996 fiscal-year sales, respectively.

    In the United States, the Company owned and operated manufacturing facilities at 36 locations in 20 states as of June 30, 1996. In addition, it owned and operated 90 manufacturing facilities in 43 other countries as of such date. Laundry and Cleaning products were produced at 40 of these locations; Paper products at 39; Health Care products at 30; Beauty Care products at 52; and Food and Beverage products at 12.

    The Company's principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and its telephone number is (513) 983-1100.

                                USE OF PROCEEDS

    Unless otherwise indicated in the accompanying Prospectus Supplement, the net proceeds from the issuance of the Debt Securities and Warrants offered hereby will be used for general corporate purposes.

                         SUMMARY FINANCIAL INFORMATION

    The following summary financial information for the years ended June 30, 1996 and 1995 has been derived from the Company's consolidated financial statements contained in its Annual Report on Form 10-K for the fiscal year ended June 30, 1996. See "Incorporation of Certain Documents by Reference". The summary financial information for the years ended June 30, 1992, 1993 and 1994 has been derived from the Company's consolidated financial statements contained in its Annual Reports to Shareholders for the years 1993 and 1994, as adjusted for certain reclassifications made to conform to the presentation for the year ended June 30, 1996.

                                               YEARS ENDED JUNE 30,
                                      ----------------------------------------
                                       1992    1993     1994    1995    1996
                                      ------- -------  ------- ------- -------
                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
OPERATING RESULTS:
Net sales............................ $29,390 $30,498  $30,385 $33,482 $35,284
Cost of products sold................  17,324  17,683   17,338  19,561  20,762
Earnings before income taxes and
 prior years' effect of accounting
 changes.............................   2,885     349    3,346   4,000   4,669
Income taxes.........................   1,013      80    1,135   1,355   1,623
Net earnings/(loss)(1)...............   1,872    (656)   2,211   2,645   3,046
Net earnings/(loss) per common
 share(1)............................ $  2.62 $ (1.11) $  3.09 $  3.71 $  4.29
Net earnings/(loss) per common share
 assuming full dilution(1)........... $  2.45 $  (.96) $  2.91 $  3.48 $  4.02
Average shares outstanding...........   677.4   680.4    683.1   686.0   686.3
Ratio of earnings to fixed
 charges(2)..........................     5.7     1.4      6.6     7.7     9.0
FINANCIAL POSITION (AT PERIOD END):
Working capital...................... $ 1,724 $ 1,688  $ 1,948 $ 2,194 $ 2,982
Total assets.........................  24,025  24,935   25,535  28,125  27,730
Long-term debt.......................   5,223   5,174    4,980   5,161   4,670
Shareholders' equity.................   9,071   7,441    8,832  10,589  11,722

--------
(1) In 1993, net earnings and per share earnings include an after-tax charge of $1,746 or $2.57 per share for restructuring and an after-tax charge of $925 or $1.36 per share for the prior years' effect of accounting changes.
(2) Earnings used to compute this ratio are earnings before income taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representative of the interest factor).

RESULTS OF OPERATIONS: YEAR ENDED JUNE 30, 1996 COMPARED TO THE YEAR ENDED JUNE 30, 1995

    Worldwide net earnings for the year were $3,046 million, a 15% increase over the prior year of $2,645 million. Current year results include settlement of the Bankers Trust lawsuit, sale of the Company's share of a health care joint venture, a reserve for estimated losses on a supply agreement entered into as part of the previous divestiture of the commercial pulp business, and early adoption of FASB Statement No. 121, covering recognition of impairment of long-lived assets. Excluding these items, net earnings for the current year were $3,031 million. The prior year results included a $50 million after-tax charge for costs related to the earthquake in Kobe, Japan. Excluding the unusual items in both years, net earnings grew 12%.

    Net earnings per share for the current year were $4.29, a 16% increase over the prior year amount of $3.71. Excluding the unusual items in both years, net earnings per share grew 13%.

    Worldwide net sales for the current year were $35,284 million, up 5%. Worldwide unit volume increased 7%, with all geographic regions achieving record volume levels.

    Worldwide gross margin for the current year was 41.2% compared to 41.6% in the prior year. The current year was impacted by difficult economic conditions in Mexico. Additionally, the early adoption of FASB Statement No. 121, which provides new guidance on recognition of impaired assets, impacted the cost of products sold by approximately $50 million.

    Worldwide marketing, research, and administrative expenses were $9,707 million compared to $9,677 million in the prior year. This represents 27.5% of sales, compared with 28.9% in the prior year, and reflects the emphasis on cost control, as well as benefits of the restructuring program. Additionally, expenses were reduced in certain markets as the Company expanded its value pricing and simplification of trade terms initiatives, which are designed to provide better value to consumers, to countries outside the United States.

    Other income, net of expense, contributed $338 million before-tax in the current year, including: a $120 million benefit to reverse the remaining reserve previously established for two interest rate swap contracts following settlement of a lawsuit against Bankers Trust; a $185 million gain on the sale of the Company's 50% share of a health care joint venture to its venture partner; and a $230 million charge to increase the reserve for estimated losses on a supply agreement entered into as part of the previous sale of the Company's commercial pulp business. In the prior year, other income was $244 million before-tax and contained a $77 million charge related to the Kobe, Japan earthquake.

    Net earnings margin increased to 8.6% in the current year from 7.9% in the prior year, including the effects of unusual items in both years. Excluding the unusual items, it was 8.6% in the current year, up from 8.0% in the prior year, reflecting unit volume growth and continued emphasis on cost control through the Company's simplification and standardization programs.

                         DESCRIPTION OF DEBT SECURITIES

    The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Offered Debt Securities.

    The Offered Debt Securities are to be issued under an Indenture, dated as of September 28, 1992 (the "Indenture"), between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"), a copy of which Indenture is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference. Certain defined terms in the Indenture are capitalized herein.

GENERAL

    The Debt Securities will be unsecured obligations of the Company.

    The Indenture does not limit the amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series.

    Reference is made to the Prospectus Supplement relating to the Offered Debt Securities for the following terms, where applicable, of the Offered Debt
Securities: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the date or dates on which the Offered Debt Securities will mature; (4) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, and the date or dates from which such interest will accrue;
(5) the dates on which such interest, if any, will be payable and the Regular Record Dates for such Interest Payment Dates; (6) any mandatory or optional sinking fund or analogous provisions; (7) the price at which, the periods within which, and the terms and conditions upon which the Offered Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed at the option of the Company; (8) the terms and conditions upon which the Offered Debt Securities may be repayable prior to final maturity at the option of the holder thereof (which option may be conditional); (9) the portion of the principal amount of the Offered Debt Securities, if other than the principal amount thereof, payable upon acceleration of maturity thereof; (10) the right of the Company to defease the Offered Debt Securities or certain restrictive covenants and certain Events of Default under the Indenture; (11) if other than in United States dollars, the currency or currencies, including composite currencies, of payment of principal of and premium, if any, and interest on the Offered Debt Securities (and federal income tax consequences and other special considerations applicable to any such Offered Debt Securities denominated in a currency or currencies other than United States dollars); (12) any index used to determine the amount of payments of principal of and premium, if any, and interest, if any, on the Offered Debt Securities; (13) if the Offered Debt Securities will be issuable only in the form of a Global Security as described under "Book-Entry Debt Securities", the Depository or its nominee with respect to the Offered Debt Securities and the circumstances under which the Global Security may be registered for transfer or exchange in the name of a Person other than the Depository or its nominee; and (14) any other terms of the Offered Debt Securities. (Section 301)

    Unless otherwise indicated in the Prospectus Supplement relating to Offered Debt Securities, principal of and premium, if any, and interest, if any, on the Debt Securities will be payable, and the Debt Securities will be exchangeable and transfers thereof will be registrable, at the office of the Trustee at 14 Wall Street, 8th Floor, New York, New York 10005, provided that, at the option of the Company, payment of interest may be made by: (1) wire transfer on the date of payment in immediately available federal funds or next day funds to an account specified by written notice to the Trustee from any Holder of Debt Securities; (2) any similar manner that such Holder may designate in writing to the Trustee; or (3) by check mailed to the address of the Person entitled thereto as it appears in the Security Register. (Sections 301, 305 and 1002) Any payment of principal and premium, if any, and interest, if any, required to be made on an Interest Payment Date, Redemption Date or at Maturity which is not a Business Day need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, Redemption Date or at Maturity, as the case may be, and no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date or Maturity. (Section 113)

    Unless otherwise indicated in the Prospectus Supplement relating to Offered Debt Securities, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. (Section 302) No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

    Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount from their stated principal amount. In addition, under Treasury Regulations it is possible that Debt Securities which are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for federal income tax purposes, and special rules may apply to Debt Securities and

Warrants which are considered to be issued as "investment units". Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities (or other Debt Securities treated as issued at an original issue discount) and to "investment units" will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof. (Section 101)

BOOK-ENTRY DEBT SECURITIES

    The Debt Securities of a series may be issued in the form of one or more Global Securities that will be deposited with a Depository or its nominee identified in the Prospectus Supplement relating to the Offered Debt Securities. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depository for such Global Security to a nominee of such Depository and except in the circumstances described in the Prospectus Supplement relating to the Offered Debt Securities. (Sections 204 and 305)

RESTRICTIVE COVENANTS

RESTRICTIONS ON SECURED DEBT

    If the Company or any Domestic Subsidiary shall incur, assume or guarantee any Debt secured by a Mortgage on any Principal Domestic Manufacturing Property or on any shares of stock or debt of any Domestic Subsidiary, the Company will secure, or cause such Domestic Subsidiary to secure, the Debt Securities then outstanding equally and ratably with (or prior to) such Debt, unless after giving effect thereto the aggregate amount of all such Debt so secured, together with all Attributable Debt in respect of sale and leaseback transactions involving Principal Domestic Manufacturing Properties, would not exceed 5% of the Consolidated Net Tangible Assets of the Company and its consolidated subsidiaries. The restriction will not apply to, and there shall be excluded in computing secured Debt for the purpose of such restriction, Debt secured by (a) Mortgages on property of, or on any shares of stock or debt of, any corporation existing at the time such corporation becomes a Domestic Subsidiary, (b) Mortgages in favor of the Company or a Domestic Subsidiary, (c) Mortgages in favor of U.S. governmental bodies to secure progress or advance payments, (d) Mortgages on property, shares of stock or debt existing at the time of acquisition thereof (including acquisition through merger or consolidation), purchase money Mortgages and construction cost Mortgages and
(e) any extension, renewal or refunding of any Mortgage referred to in the foregoing clauses (a) through (d), inclusive. (Section 1004) The Indenture does not restrict the incurrence of unsecured debt by the Company or its subsidiaries.

RESTRICTIONS ON SALES AND LEASEBACKS

    Neither the Company nor any Domestic Subsidiary may enter into any sale and leaseback transaction involving any Principal Domestic Manufacturing Property, the completion of construction and commencement of full operation of which has occurred more than 120 days prior thereto, unless (a) the Company or such Domestic Subsidiary could incur a lien on such property under the restrictions described above under "Restrictions on Secured Debt" in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Debt Securities then outstanding or (b) the Company, within 120 days, applies to the retirement of its Funded Debt an amount not less than the greater of (i) the net proceeds of the sale of the Principal Domestic Manufacturing Property leased pursuant to such arrangement or (ii) the fair value of the Principal Domestic Manufacturing Property so leased (subject to credits for certain voluntary retirements of Funded Debt). This restriction will not apply to any sale and leaseback transaction (a) between the Company and a Domestic Subsidiary or between Domestic Subsidiaries or (b) involving the taking back of a lease for a period of less than three years. (Section 1005)

CERTAIN DEFINITIONS

    The term "Attributable Debt" means the total net amount of rent (discounted at 10% per annum compounded annually) required to be paid during the remaining term of any lease. (Section 101)

    The term "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles. (Section 101)

    The term "Domestic Subsidiary" means a subsidiary of the Company except a subsidiary which neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States or which is engaged primarily in financing the operations of the Company and its subsidiaries outside the United States. (Section 101)

    The term "Funded Debt" means Debt having a maturity of, or by its terms extendible or renewable for, a period of more than 12 months after the date of determination of the amount thereof.

    The term "Principal Domestic Manufacturing Property" means any facility (together with the land on which it is erected and fixtures comprising a part thereof) used primarily for manufacturing or processing, located in the United States, owned or leased by the Company or a subsidiary of the Company and having a gross book value in excess of 3/4 of 1% of Consolidated Net Tangible Assets, other than any such facility or portion thereof (i) which is a pollution control or other facility financed by obligations issued by a State or local governmental unit pursuant to Section 103(b)(4)(E), 103(b)(4)(F) or 103(b)(6) of the Internal Revenue Code of 1954, or any successor provision thereof, or (ii) which, in the opinion of the Board of Directors of the Company, is not of material importance to the total business conducted by the Company and its subsidiaries as an entirety. (Section 101)

EVENTS OF DEFAULT

    The following are Events of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of or premium, if any, on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days;
(c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 90 days after written notice as provided in the Indenture; (e) certain events in bankruptcy, insolvency or reorganization; and (f) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

    If an Event of Default with respect to Outstanding Debt Securities of any series shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502) For information as to waiver of defaults, see "Modification and Waiver".

    Reference is made to the Prospectus Supplement relating to each series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

    The Indenture provides that the Trustee will be under no obligation, subject to the duty of the Trustee during default to act with the required standard of care, to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

    The Company will furnish to the Trustee annually a certificate as to compliance by the Company with all conditions and covenants under the Indenture. (Section 1007)

DEFEASANCE

    The Prospectus Supplement will state if any defeasance provision will apply to the Offered Debt Securities.

DEFEASANCE AND DISCHARGE

    The Indenture provides that, if applicable, the Company will be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold monies for payment in trust) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Debt Securities of such series. Such a trust may only be established if, among other things, (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling to the effect that Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, and (ii) the Company has delivered to the Trustee an Opinion of Counsel (who may be an employee of or counsel for the Company) to the effect that the Debt Securities of such series, if then listed on the New York Stock Exchange, Inc., will not be delisted as a result of such deposit, defeasance and discharge. (Section 403)

DEFEASANCE OF CERTAIN COVENANTS AND CERTAIN EVENTS OF DEFAULT

    The Indenture provides that, if applicable, the Company may omit to comply with any restrictive covenants in Sections 1004 (Limitation on Liens) and 1005 (Limitation on Sales and Leasebacks), and Section 501(4) (described in clause (d) under "Events of Default") with respect to Sections 1004 and 1005 shall not be deemed to be an Event of Default under the Indenture and the Debt Securities of any series, upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Debt Securities of such series. The obligations of the Company under the Indenture and the Debt Securities of such series other than with respect to the covenants referred to above and the Events of Default other than the Event of Default referred to above shall remain in full force and effect. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (who may be an employee of or counsel for the Company) to the effect that (i) the Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred, and (ii) the Debt Securities of such series, if then listed on the New York Stock Exchange, Inc., will not be delisted as a result of such deposit and defeasance. (Section 1006)

DEFEASANCE AND CERTAIN OTHER EVENTS OF DEFAULT

    In the event the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to the Debt Securities of any series as described above and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default", the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

MODIFICATION AND WAIVER

    Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of 66 2/3% in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or the premium, if any, or interest, if any, on, any Debt Security,
(c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or premium, if any, or interest, if any, on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, or (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of the Holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

    The Holders of 66 2/3% in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1008) The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past default under the

Indenture with respect to that series, except a default in the payment of the principal of or premium, if any, or interest on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected. (Section 513)

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company, without the consent of any Holders of Outstanding Debt Securities, may consolidate or merge with or into, or transfer or lease its assets as an entirety to, any Person, provided that (i) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases the assets of the Company substantially as an entirety is organized and existing under the laws of any United States jurisdiction and assumes the Company's obligations on the Debt Securities and under the Indenture, (ii) after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing (provided that a transaction will only be deemed to be in violation of this condition
(ii) as to any series of Debt Securities as to which such Event of Default or such event shall have occurred and be continuing), and (iii) certain other conditions are met. (Article Eight)

REGARDING THE TRUSTEE

    The First National Bank of Chicago is the Trustee under the Indenture. The First National Bank of Chicago is also a depositary of the Company and has performed other services for the Company and its subsidiaries in the normal course of its business.

                            DESCRIPTION OF WARRANTS

    The following description of the terms of the Warrants sets forth certain general terms and provisions of the Warrants to which any Prospectus Supplement may relate. The particular terms of the Warrants offered by any Prospectus Supplement (the "Offered Warrants") and the extent, if any, to which such general provisions may apply to the Warrants so offered will be described in the Prospectus Supplement relating to such Offered Warrants.

    The Company may issue Warrants for the purchase of Debt Securities, Warrants to buy or sell debt securities of or guaranteed by the United States ("Government Debt Securities"), Warrants to buy or sell foreign currencies, currency units or units of a currency index or currency basket, Warrants to buy or sell units of a stock index or stock basket and Warrants to buy and sell a commodity or a commodity index. Warrants may be issued independently or together with any Debt Securities offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities. The Warrants will be settled either through physical delivery or through payment of a cash settlement value as set forth herein and in any applicable Prospectus Supplement. The Offered Warrants will be issued under a Warrant Agreement to be entered into between the Company and a bank or trust company, as Warrant Agent, all as set forth in the Prospectus Supplement relating to the particular issue of Warrants. The Warrant Agent will act solely as an agent of the Company in connection with the Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Warrant Certificates or beneficial owners of Warrants. The following summaries of certain provisions of the forms of Warrant Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to the provisions of the forms of Warrant Agreement (including the forms of Warrant Certificates), copies of which are filed as an exhibit to the Registration Statement.

GENERAL

    The Prospectus Supplement will describe the following terms of the Offered Warrants (to the extent such terms are applicable to such Warrants): (i) the offering price; (ii) the currency, currency unit, currency index or currency basket based on or relating to currencies (including ECU) for which Warrants may be purchased; (iii) the date on which the right to exercise the Warrants shall commence and the date on which such right shall expire; (iv) whether the Warrant Certificates will be issuable in definitive registered form or global form or both; (v) federal income tax consequences; (vi) whether the Warrant is for Debt Securities, Government Debt Securities, currencies, currency units, currency indices or currency baskets, stock indices, stock baskets, commodities, commodity indices or such other index or reference as therein described; and (vii) any other terms of the Warrants, including any terms which may be required or advisable under United States laws or regulations.

    If the Offered Warrants are to purchase Debt Securities, the Prospectus Supplement will also describe (a) the designation, aggregate principal amount, currency, currency unit or currency basket of denomination and other terms of the Debt Securities purchasable upon exercise of the Offered Warrants; (b) the designation and terms of the Debt Securities with which the Offered Warrants are issued and the number of Offered Warrants issued with each such Debt Security; (c) the date on and after which the Offered Warrants and the related Debt Securities will be separately transferable; and (d) the principal amount of Debt Securities purchasable upon exercise of one Offered Warrant and the price at which and currency, currency unit or currency basket in which such principal amount of Debt Securities may be purchased upon such exercise.

    If the Offered Warrants are to buy or sell Government Debt Securities or a foreign currency, currency unit, currency index or currency basket, such Offered Warrants will be listed on a national securities exchange and the Prospectus Supplement will describe the amount and designation of the Government Debt Securities or currency, currency unit, currency index or currency basket, as the case may be, subject to each Offered Warrant, whether such Offered Warrants provide for cash settlement or delivery of the Government Debt Securities or foreign currency, currency unit, units of the currency index or currency basket upon exercise, and the national securities exchange on which the Offered Warrants will be listed.

    If the Offered Warrants are Offered Warrants on a stock index or a stock basket, such Offered Warrants will provide for payment of an amount in cash determined by reference to increases or decreases in such stock index or stock basket and will be listed on a national securities exchange, and the Prospectus Supplement will describe the terms of the Offered Warrants, the stock index or stock basket covered by the Offered Warrants and the market to which such stock index or stock basket relates, and the national securities exchange on which the Offered Warrants will be listed.

    If the Offered Warrants are Offered Warrants on a commodity or commodity index, such Offered Warrants will provide for cash settlement or delivery of the particular commodity or commodities and such Offered Warrants will be listed on a national securities exchange. The Prospectus Supplement will describe the terms of the Offered Warrants, the commodity or commodity index covered by the Offered Warrants and the market, if any, to which such commodity or commodity index relates and the national securities exchange on which the Warrants will be listed.

    Warrant Certificates may be exchanged for new Warrant Certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Warrants to buy or sell Government Debt Securities or a foreign currency, currency unit, currency index or currency basket, and Warrants on stock indices or stock baskets or on commodities or commodity indices, may be issued in the form of a single Global Warrant Certificate, registered in the name of the nominee of the depository of the Warrants, or may initially be issued in the form of definitive certificates that may be exchanged, on a fixed date, or on a date or dates selected by the Company, for interests in a Global Warrant Certificate, as set forth in the applicable Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants to purchase Debt Securities will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the Indenture.

EXERCISE OF WARRANTS

    Each Warrant will entitle the holder to purchase such principal amount of Debt Securities or buy or sell such amount of Government Debt Securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities at such exercise price, or receive such settlement value in respect of such amount of Government Debt Securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodity index, as shall in each case be set forth in or calculable from, the Prospectus Supplement relating to the Warrants or as otherwise set forth in the Prospectus Supplement. Warrants may be exercised at any time up to 3:00 P.M. New York time on the date set forth in the Prospectus Supplement relating to such Warrants or as may be otherwise set forth in the Prospectus Supplement. After such time on that date (or such later date to which such date may be extended by the Company), unexercised Warrants will become void.

    Subject to any restrictions and additional requirements that may be set forth in the Prospectus Supplement relating thereto, Warrants may be exercised by delivery to the Warrant Agent of the Warrant Certificate evidencing such Warrants properly completed and duly executed and of payment as provided in the Prospectus Supplement of the amount required to purchase the Debt Securities, or (except in the case of Warrants providing for cash settlement) payment for or delivery of the Government Debt Securities or currency, currency unit, currency index, currency basket, stock index, stock basket, commodity or commodities index as the case may be, purchased or sold upon such exercise. Warrants will be deemed to have been exercised upon receipt of such Warrant Certificate and any such payment, if applicable, at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement and the Company will, as soon as practicable thereafter, issue and deliver the Debt Securities purchasable upon such exercise, or buy or sell such Government Debt Securities or currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities or pay the settlement value in respect of such Warrants. If fewer than all of the Warrants represented by such Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining amount of the Warrants.

                              PLAN OF DISTRIBUTION

    The Company may sell Debt Securities and Warrants to or through underwriters, and also may sell Debt Securities and Warrants directly to other purchasers or through agents. Such underwriters may also act as agents.

    The distribution of the Debt Securities and Warrants, if any, may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of Debt Securities and Warrants, if any, underwriters may receive compensation from the Company or from purchasers of Debt Securities and Warrants, if any, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities and Warrants, if any, to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities and Warrants, if any, may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities and Warrants, if any, by them may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended (the "Act"). Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

    Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Debt Securities and Warrants, if any, may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Act.

    If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities and Warrants, if any, from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Debt Securities and Offered Warrants, if any, shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL OPINIONS

    Unless otherwise indicated in the Prospectus Supplement relating to Offered Debt Securities and Offered Warrants, if any, the validity of Offered Debt Securities and Offered Warrants, if any, will be passed upon for the Company by Terry L. Overbey, Esq., Secretary and Associate General Counsel, The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and for the underwriters or agents, as the case may be, by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004. Mr. Overbey may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson, and Fried, Frank, Harris, Shriver & Jacobson may rely as to matters of Ohio law upon the opinion of Mr. Overbey. Fried, Frank, Harris, Shriver & Jacobson from time to time performs legal services for the Company.

                                    EXPERTS

    The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon such report given upon the authority of that firm as experts in auditing and accounting.

                              PRINCIPAL OFFICE OF

                          THE PROCTER & GAMBLE COMPANY
                           One Procter & Gamble Plaza
                             Cincinnati, Ohio 45202
                                     U.S.A.

                                  TRUSTEE AND
                                  PAYING AGENT

                           BANK ONE TRUST COMPANY, NA
                                One North State
                             9th Floor, Suite 0126
                          Chicago, Illinois 60670-0126
                                     U.S.A.

                            LUXEMBOURG PAYING AGENT

                    CREDIT AGRICOLE INDOSUEZ LUXEMBOURG S.A.
                               39 Allee Scheffer
                               L-2520 Luxembourg

                                 LEGAL ADVISORS

            To the Company:                       To the Underwriters:
          SUSAN M. SHOOK, ESQ.              FRIED, FRANK, HARRIS, SHRIVER &
                Counsel                                 JACOBSON
       One Procter & Gamble Plaza        (a partnership including professional
         Cincinnati, Ohio 45202                      corporations)
                 U.S.A.                            One New York Plaza
                                                New York, New York 10004
                                                         U.S.A.

                                    AUDITORS

                             DELOITTE & TOUCHE LLP
                             250 East Fifth Street
                             Cincinnati, Ohio 45202
                                     U.S.A.

                                 LISTING AGENT

                    CREDIT AGRICOLE INDOSUEZ LUXEMBOURG S.A.
                               39 Allee Scheffer
                               L-2520 Luxembourg

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  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                             Prospectus Supplement

The Company................................................................  S-2
Recent Developments........................................................  S-3
Summary Consolidated Financial Information.................................  S-4
Capitalization.............................................................  S-7
Management.................................................................  S-8
Description of the Notes................................................... S-11
United States Tax Considerations........................................... S-18
Underwriting............................................................... S-23
Validity of the Notes...................................................... S-24
Available Information...................................................... S-24
Incorporation of Documents by Reference.................................... S-25
Listing and General Information............................................ S-25

                                  Prospectus

Available Information......................................................    2
Incorporation of Certain Documents By Reference............................    2
The Company................................................................    3
Use of Proceeds............................................................    3
Summary Financial Information..............................................    4
Description of Debt Securities.............................................    5
Description of Warrants....................................................   11
Plan of Distribution.......................................................   13
Legal Opinions.............................................................   14
Experts....................................................................   14

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                                $1,000,000,000

                                      THE
                               PROCTER & GAMBLE
                                    COMPANY

                                 6.875% Notes
                            due September 15, 2009

                                ---------------

                                    [LOGO]
                                ---------------

                              Joint Bookrunners:

                             GOLDMAN, SACHS & CO.
                               J.P. MORGAN & CO.

                                ---------------

                             SALOMON SMITH BARNEY
                             ABN AMRO INCORPORATED
                        BANC OF AMERICA SECURITIES LLC
                           DEUTSCHE BANC ALEX. BROWN
                              MERRILL LYNCH & CO.
                      TOKYO-MITSUBISHI INTERNATIONAL PLC
                        UTENDAHL CAPITAL PARTNERS, L.P.
                       THE WILLIAMS CAPITAL GROUP, L.P.

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